EXHIBIT 21

VENTURE FINANCIAL GROUP, INC. Subsidiaries at December 31, 2006

Name of Subsidiary	Names Under Which	State of Incorporation
Subsidiary Does Business
Venture Bank	Venture Bank; Venture	Washington
Wealth Management
FCFG Capital Trust I	Same	Delaware
FCFG Capital Trust II	Same	Delaware
Washington Commercial Statutory Trust I	Same	Connecticut